

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

Via E-mail
Tim Hunt
Executive Chairman and Director
Hunt Mining Corp.
23800 East Appleway Ave.
Liberty Lake, WA 99019

>   **Re: Hunt Mining Corp.**
>   **Amendment No. 5 to Registration Statement on Form F-1**
>   **Filed July 17, 2014**
>   **File No. 333-182072**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 9 from our letter dated July 7, 2014. While you may choose to not include a tax opinion of counsel to the extent that the tax consequences of the transaction are not material to investors, please include the disclosures required by Item 10.E of Form 20-F as required by Item 4.a of Form F-1.

2.   Please add a section disclosing the tax consequences of the distribution of securities, addressing whether or not the distribution will be taxable to recipients. If the distribution will not be taxable, a tax opinion in support of that disclosure should be filed as an exhibit.

Plan of Operation During Next Twelve Months, page 51

3.   We note your response to comment 2 in our letter dated July 7, 2014 and we reissue the comment. Please revise your plan of operations to address your planned operations for

the next three, six, nine and twelve months as well as the budgetary requirements of these operations. Your plan of operations should specifically describe your plans for these time periods and match these plans to anticipated budgetary needs. For example, we note your disclosure in response to prior comment 1 that Hunt Mining is involved in two drilling and sampling programs at La Josefina and La Valenciana which are anticipated to last until October 2014. Your revised disclosure should include these activities and the expenditures you expect to make to complete these sampling programs over the related time periods. Also, please clarify the sources of potential financing. It is unclear what you mean by "internal funding." Your examples of a bridge loan or a stock sale do not appear to necessarily be internal sources of financing.

Financial Statements

4.   We note your response to prior comment 10 that the interim financial statements and MD&A have been deleted from your website. Since you have already published interim financial information and the related MD&A discussions that covers a more current period than those included in the registration statement, it appears to us such interim financial statements and related discussions must be included in the registration statement as required by Item 8.A.5 of Form 20-F. Accordingly, please revise to include the interim financial statements for the quarterly period ended March 31, 2014 and the related MD&A discussions or demonstrate to us how you complied with Item 8.A.5 of Form 20-F. Refer to instruction to Item 8.A.5 of Form 20-F for further guidance.

Exhibit Index

5.   To the extent that the tax consequences of the transaction are not material to investors, please remove the reference to the Opinion of Conrad C. Lysiak with respect to certain tax matters from your Exhibit Index.

Exhibit 23.4

6.   We note your response to comment 12 in our letter dated July 7, 2014 and we reissue, in part, the comment. We note the consent provided as Exhibit 23.4 is signed by C. Gustavo Fernandez on behalf of his employer. Please file a consent signed on behalf of UAKO Geological Consultants or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director